CUSIP No. 685317109 Page 1 of 14 Pages

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 8)*
Orange 21 Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
685317109
(CUSIP Number)

Seth W. Hamot Costa Brava Partnership III L.P. 420 Boylston Street Boston, MA 02116 (617) 595-4400	Jeffrey R. Katz, Esq. Ropes & Gray LLP One International Place Boston, MA 02110 (617) 951-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 1, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,311,290
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 5,311,290
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,311,290
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.5%
14.	TYPE OF REPORTING PERSON* PN

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1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,311,290
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 5,311,290
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,311,290
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.5%
14.	TYPE OF REPORTING PERSON OO

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1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	(a) ☐ CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 5,311,290-
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 5,311,290
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,311,290
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES ☐ CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.5%
14.	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 685317109 Page 5 of 14 Pages

AMENDMENT NO. 8 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on August 26, 2008, as amended by Amendment No. 1 thereto filed on November 24, 2008, Amendment No. 2 thereto filed on December 9, 2008, Amendment No. 3 thereto filed on December 12, 2008, Amendment No. 4 thereto 13D filed on January 23, 2009, Amendment No. 5 thereto filed on February 23, 2009, Amendment No. 6 thereto filed on December 9, 2009 and Amendment No. 7 thereto filed on May 27, 2010 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

Item 5.  Interest in Securities of the Issuer.

(a)              The Reporting Persons are the beneficial owners of 5,311,290 shares of Common Stock, representing approximately 44.5.0% of the Common Stock outstanding.  This calculation is based on 11,927,954 shares of Common Stock outstanding as of May 12, 2010, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2010, as filed with the Commission on May 12, 2010.

(c)               On June 1, 2010, Costa Brava Partnership III L.P. purchased 905,976 shares of Common Stock for $0.85 per share, in a privately-negotiated transaction pursuant to a Securities Purchase Agreement entered into among by and among Costa Brava Partnership III L.P., Simo Holdings, Inc., a California corporation, Mark Simo, an individual, and Brian Simo, an individual (the "Simo SPA").  The form of the Simo SPA is attached hereto as Exhibit A, and any description thereof is qualified in its entirety by reference thereto.  On June 16, 2010, Costa Brava Partnership III L.P. purchased an additional 92,518 shares of Common Stock for $0.85 per share, pursuant to the Simo SPA, which provided for multiple closings.  Also on June 16, 2010, Costa Brava Partnership III L.P. purchased 22,500 shares of Common Stock for $0.89 per share, in open market transactions.

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Signature:

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2010

COSTA BRAVA PARTNERSHIP III L.P.
By:	Roark, Rearden & Hamot, LLC, its General Partner
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
ROARK, REARDEN & HAMOT, LLC
By:	/s/ Seth W. Hamot
Name: Seth W. Hamot Title: President
SETH W. HAMOT
By:	/s/ Seth W. Hamot

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EXHIBIT A

SECURITIES PURCHASE AGREEMENT

This SECURITIES PURCHASE AGREEMENT (this “Agreement”), is entered into as of May [●], 2010, by and among Simo Holdings, Inc., a California corporation, Mark Simo, an individual, Brian Simo, an individual (each, a "Seller" and collectively, the “Sellers”), and Costa Brava Partnership III L.P., a Delaware limited partnership (the “Purchaser”).

WHEREAS, the Purchaser agrees to purchase from the Sellers, and the Sellers each agree to sell to the Purchaser that number of shares of common stock (the “Securities”) of Orange 21, Inc., a Delaware corporation (the “Corporation”) set forth opposite such Seller's name on Exhibit A hereto, subject to terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, and for such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE  I

PURCHASE AND SALE OF SECURITIES

1.1           Sale of Securities.  The closing of the transactions contemplated herein shall take place at one or more closings (each a “Closing” and together, the “Closings”) with the first such Closing to take place on the date hereof, and such other Closing(s) to be held on such other date(s) as shall be agreed upon by the parties hereto (each a “Closing Date” and together, the “Closing Dates”) with such other Closing(s) to take place as soon as practicable following Sellers obtaining the necessary stock certificates to consummate the transactions contemplated hereby.  At the Closings, subject to the terms and conditions hereinafter set forth, each Seller shall transfer, assign, set over and deliver to the Purchaser, and the Purchaser shall purchase from each such Seller, all of the Seller's rights, title and interest in and to the Securities set forth opposite such Seller's name on Exhibit A hereto.

1.2           Purchase Price.  The purchase price for the Securities shall be Eighty-Five Cents ($0.85) per share, and the aggregate purchase price due to each Seller shall be as set forth opposite such Seller's name on Exhibit A hereto (the “Purchase Price”).

1.3           Closing Payments and Delivery of Securities.  The Purchaser shall remit the Purchase Price for the Securities being transferred at each Closing to the Sellers, in accordance with the wire instructions provided by each such Seller to Purchaser no later than one business day prior to the relevant Closing Date, in immediately available funds concurrently with the transfer of the Securities from such Seller’s account at the broker set forth opposite such Seller's name on Exhibit A hereto, to the Purchaser’s account at UBS Securities, LLC.

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ARTICLE  II

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE SELLERS

Each Seller hereby jointly and severally represents and warrants to, and agrees with, the Purchaser, as of the date hereof and as of each Closing Date, with respect to the Securities being transferred at such Closing, as follows:

2.1           Each Seller that is not an individual is a corporation duly formed, validly existing and in good standing under the laws of its jurisdiction of formation and has the power to carry on its business as it is now being conducted and to consummate the transactions contemplated by this Agreement. Each Seller has the full legal right, power and authority to sell, assign, transfer and convey the Securities pursuant to this Agreement, and the delivery to the Purchaser of the Securities pursuant to the provisions of this Agreement will transfer to the Purchaser good, valid and legal title to the Securities, free and clear of any and all liens, claims, pledges, charges, security interests, transfer restrictions or encumbrances.

2.2           The execution, delivery and performance by each Seller of this Agreement and the consummation of the transactions contemplated hereby are within the power and authority of each Seller and have been duly authorized by all necessary action on the part of each Seller. The execution, delivery and performance by each Seller of this Agreement and the consummation of the transactions contemplated hereby, require no approval of, filing with or other action by or in respect of any governmental body, agency or official or any other person, other than such as have been obtained, made or taken prior to the date hereof.

2.3           This Agreement has been (a) duly executed and delivered by each Seller and (b) constitutes a legal, valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, subject to applicable Law.  For the purposes of this Agreement, “Law” shall mean any U.S. federal, provincial, state, local, municipal, or other applicable law, statute, ordinance, code, rule, regulation, judgment, order or decree relevant to the transaction(s) contemplated by this Agreement.

2.4           To the best of each Seller’s knowledge, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which such Seller is subject or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which such Seller is a party or by which such Seller is bound or to which any assets of such Seller is subject.

2.5           No broker or finder has acted for the Sellers in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of Sellers.

2.6           Each Seller acknowledges that Purchaser may be in possession of material, non-public, confidential information concerning the Company and Securities and has

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no obligation to share such information with the Sellers. Such information may be indicative of a value of the Securities that is substantially different than the Purchase Price agreed upon pursuant to the terms of this Agreement. It is understood and agreed that the Purchaser makes no representation or warranty whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Corporation. Each Seller expressly releases the Purchaser from any and all liabilities arising from the Purchaser’s failure to disclose, or each such Seller’s inability to review, said information and Sellers agree to make no claim against the Purchaser in respect of the transactions contemplated by this Agreement.

2.7           Each Seller acknowledges that he or it is experienced, sophisticated and knowledgeable in trading securities of private and public companies. Each Seller has independently investigated and evaluated the value of the Securities and the financial condition and affairs of the Company and its affiliates without reliance upon the Purchaser. Each Seller acknowledges that the Purchaser may evaluate information relating to the Company in a manner that would result in materially different conclusions from that of the Sellers regarding the Corporation’s business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Corporation, or with respect to the value of the Securities.  Based upon its independent analysis of such information, obtained from sources other than the Purchaser, each Seller has reached his or its own business decision to enter into this Agreement.

2.8           Each Seller has voted the Securities owned by him or it in accordance with the recommendation of the Company's Board of Directors with respect to each proposal included in the Company's proxy statement filed with the Securities and Exchange Commission on April 30, 2010 as such recommendation is set forth therein.

ARTICLE  III

REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF THE PURCHASER

The Purchaser hereby represents and warrants to, and agrees with, Sellers, as of the date hereof and as of each Closing Date, with respect to the Securities being transferred at such Closing, as follows:

3.1           The Purchaser is a limited partnership duly formed, validly existing and in good standing under the laws of its jurisdiction of formation and has the power to carry on its business as it is now being conducted and to consummate the transactions contemplated by this Agreement.

3.2           The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the power and authority of the Purchaser and have been duly authorized by all necessary action on the part of the Purchaser. The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, require no approval of, filing with or other action by or in respect of any governmental body, agency or official or any other person, other than such as have been obtained, made or taken prior to the date hereof.

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3.3           This Agreement has been (a) duly executed and delivered by the Purchaser and (b) constitutes a legal, valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to applicable Law.

3.4           To the best of the Purchaser’s knowledge, neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Purchaser is subject or conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which the Purchaser is a party or by which the Purchaser is bound or to which any of the assets of the Purchaser is subject.

3.5           No broker or finder has acted for the Purchaser in connection with this Agreement or the transactions contemplated hereby, and no broker or finder is entitled to any brokerage or finder’s fee or other commissions in respect of such transactions based upon agreements, arrangements or understandings made by or on behalf of the Purchaser.

3.6           The Purchaser is an “accredited investor” as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended, and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the transactions contemplated under this Agreement.  The Purchaser is acquiring the Securities for investment purposes.  The Purchaser represents that by reason of its, or of its management’s, business and financial experience, the Purchaser has the capacity to evaluate the merits and risks of its investment in the Securities and to protect its own interests in connection with the transactions contemplated in this Agreement.  The Purchaser’s financial condition is such that it is able to bear all economic risks of investment in the Securities, including a complete loss of its investment.

3.7           It is understood and agreed that Sellers makes no representation or warranty whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the Corporation, or with respect to the value of the Securities. The Purchaser acknowledges that it independently investigated and evaluated the value of the Securities and the financial condition and affairs of the Company and its affiliates without reliance upon the Sellers. Based upon its independent analysis of such information, obtained from sources other than the Sellers, the Purchaser has reached its own business decision to enter into this Agreement.

ARTICLE  IV

MISCELLANEOUS

4.1           Survival of Representations, Warranties and Agreements.  The covenants, representations and warranties of each party contained herein shall survive the Closings. All statements contained in any certificate or other instrument delivered by either party in connection with the Closings pursuant to this Agreement shall constitute representations and warranties by such party under this Agreement. The representations and warranties of a party (the

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“Representing Party”) shall not be affected or deemed waived by reason of any investigation made (or not made) by or on behalf of the party benefiting from such representation or warranty (the “Benefiting Party”) including, but not limited to, any investigations made (or not made) by any of the Benefiting Party’s advisors, agents, consultants or representatives, or by reason of the fact that the Benefiting Party or any of such advisors, agents, consultants or representatives knew or should have known that any such representation or warranty is or might be inaccurate or untrue.  The parties hereby acknowledge that, regardless of any investigation made (or not made) by or on behalf of a Benefiting Party, and regardless of the results of any such investigation, the Benefiting Party has entered into this transaction in express reliance upon the representations and warranties of the Representing Party made herein. The parties further acknowledge that, in connection with this transaction, the other party has furnished good and sufficient consideration in exchange for their representations and warranties made herein.

4.2           Indemnification.  Each party agrees to, defend and hold harmless the other party, its managers, partners, directors, officers, members, employees, attorneys, accountants, agents and representatives and their heirs, successors and assigns from and against all liabilities, losses, and damages, together with all reasonable costs and expenses related thereto (including, without limitation, legal and accounting fees and expenses) based upon or arising out of (a) any material inaccuracy or breach of any representation and warranty of such party herein, and (b) any material breach of any covenant and agreement of such party herein.

4.3           Notices.  All notices and other communications by the Purchaser or Sellers hereunder shall be in writing to the other party and shall be deemed to have been duly given when delivered in person or by an overnight courier service, or sent via telecopy transmission and verification received, or when posted by the United States postal service, registered or certified mail, return receipt requested with postage prepaid, at the address set forth on the signature page hereto or to such other addresses as a party may from time to time designate to the other party by written notice thereof, effective only upon actual receipt.

4.4           Assignment.  This Agreement shall not be assigned by either party without the other party’s prior written consent.

4.5           Severability.  If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired, or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner in order that the transactions contemplated hereby may be consummated as originally contemplated to the fullest extent possible.

4.6           Further Assurances.  From and after the Closing Date, upon the request of the Purchaser or the Sellers, each Seller and Purchaser will execute and deliver such instruments,

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documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.

4.7           Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings, and agreements, whether written or oral, wit respect thereto.

4.8           Amendments and Waivers.  This Agreement may be amended, modified, superseded, or canceled, and any of the terms, representations, warranties or covenants hereof may be waived, only by written instrument executed by both of the parties hereto or, in the case of a waiver, by the party waiving compliance.

4.9           Captions; Counterparts, Execution.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

4.10           Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of laws principles.

4.11           Venue; Jurisdiction.  Without limiting the scope of Section 4.10, the Purchaser and each Seller hereby consent to the exclusive jurisdiction of the Federal courts of the United States and the courts of the Commonwealth of Massachusetts, in each case sitting in Boston, Massachusetts, in any suit, action or proceeding relating to this Agreement.

4.12           Waiver of Jury Trial.  EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION AS BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR DISPUTES RELATING THERETO.

4.13           No Strict Construction.  The parties have participated jointly in the negotiation and drafting of this Agreement with counsel sophisticated in transactions of this type.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

[The Remainder of This Page Is Intentionally Left Blank.]

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IN WITNESS WHEREOF, the Purchaser and the Sellers have caused this Agreement to be duly executed as of the date first above written.

Simo Holdings, Inc.
By: ___________________________________
Name: Title:
Address:
Mark Simo
_______________________________________
Address:
Brian Simo
_______________________________________
Address:
Costa Brava Partnership III L.P.

By: ___________________________________
Name: Title:
Address:

Signature Page to Securities Purchase Agreement

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EXHIBIT A

Schedule of Sellers

Name of Seller	Stock Certificate #	# of Shares Being Sold	Total Purchase Price	Shares Held At
Simo Holdings, Inc.		529,469	$450,048.65	Certificate in Hand
Simo Holdings, Inc.		355,414	$302,101.90	Merrill Lynch
Simo Holdings, Inc.		12,735	$10,824.75	Merrill Lynch
Mark Simo		48,968	$41,622.80	Merrill Lynch
Brian Simo		51,908	$44,121.80	UBS
TOTAL		998,494	$848,719.90